Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Obalon Therapeutics, Inc.:

We consent to the use of our report dated May 4, 2016, except for the seventh paragraph of Note 1, as to which the date is September 23, 2016, with respect to the consolidated balance sheets of Obalon Therapeutics, Inc. and subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2015, incorporated by reference herein.

/s/ KPMG LLP

San Diego, California

October 5, 2016